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                                    EXHIBIT 8

June 8, 2000
                                                           Via fax: 856-582-7968

Mr. Edward B. Cloues, II
Chairman of the Board
AMREP Corporation
641 Lexington Avenue
New York, NY 10022

Dear Mr. Cloues:

Enclosed is a letter which demonstrates our financial capability to raise at least $70-80 million. Mr. Robson and I would like to meet on June 15th or other mutually convenient time with the entire Board, but in the alternative, would be willing to meet with you, Messrs. Karabots, Russo, Belson and Seidman. If this is the case, we would then like to meet with the other members of the Board separately.

Further, because of the conflicts of interest and concerns that any agreement would not be done on an arms length basis, our offer is predicated on the following:

    1. The contract between Mr. Karabots and his affiliates and AMREP or its affiliates not to be extended for more than 30 days at a time and no new contracts entered into between Mr. Karabots and his affiliates and AMREP or its affiliates.

    2. No acquisition or investment of AMREP or its affiliates in the "Magazine Company," or "Supply Company," referred to in AMREP's recent Tender Offer materials, or any other company at this time.

    3. No contracts made, or if existing, extended beyond 30 days between AMREP Corp. and its affiliates and customers of Mr. Karabots' companies.

Looking forward to getting together. I believe that doing so will offer the opportunity to resolve this in a way that is beneficial to all shareholders.

Sincerely,

/s/ David P. Maniatis
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David P. Maniatis

Enclosure

C: AMREP Board Members

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                     [CALIFORNIA BANK AND TRUST LETTERHEAD]

June 8, 2000

TO WHOM IT MAY CONCERN:

I have personally been involved with the Robson banking as a Senior Banking Executive for the past ten years. Their revenues and assets are significant relative to AMREP.

The Robsons have the financial capability to finance $70-80 million for the acquisition of AMREP if they so desire. We have preliminarily looked at the AMREP information and are ready to move forward on financing at the Robson's request.

Sincerely,

/s/ David Blackford
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David Blackford
Managing Director